PB 3/17 

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SECURITI[illegible] [illegible]N

06005353

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED MAR 01 2006

| SEC FILE NUMBER |
|---|
| 8-36540 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prudential Investment Management Services LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Mulberry Street, Gateway Center 3, 14th Floor
(No. and Street)

Newark, New Jersey 07102-4077
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael McQuade (973) 367-3065
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, 30th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

PROCESSED JUN 07 2006 THOMSON FINANCIAL

**CHECK ONE:**

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Michael McQuade, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prudential Investment Management Services LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer and Comptroller

Title

ANGELICA PILCO
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 5/20/2010

Notary Public

Sworn to and subscribed before me this 27 day of Feb 2006

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Prudential Investment Management Services LLC

**Statement of Financial Condition**
**As of December 31, 2005**

**SEC ID No. 8-36540**
**This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.**

SEC MAIL PROCESSING
RECEIVED
MAR 01 2006
WASH. D.C.
209
SECTION

# Prudential Investment Management Services LLC
## Index
## December 31, 2005

Page(s)

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

## Report of Independent Auditors

To the Member of
Prudential Investment Management Services LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Prudential Investment Management Services LLC (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in Note 4 to the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 28, 2006

# Prudential Investment Management Services LLC
## Statement of Financial Condition
## December 31, 2005

*(dollars in thousands)*

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 69,427 |
| Cash segregated under federal regulations | | 6,472 |
| Distribution fees, service fees and commissions receivable | | 15,958 |
| Management and administrative fees receivable | | 11,146 |
| Receivable from broker-dealer and clearing organizations | | 2,484 |
| Income taxes receivable from parent | | 39,203 |
| Prepaid and other assets | | 1,517 |
| Total assets | $ | 146,207 |
| **Liabilities and Member's Equity** | | |
| Liabilities | | |
| Payable to brokers-dealers and clearing organizations | $ | 20,434 |
| Management and administrative fee payable | | 12,751 |
| Accounts payable, accrued expenses and other liabilities | | 6,353 |
| Payable to customers | | 381 |
| Deferred income taxes | | 14,736 |
| Total liabilities | | 54,655 |
| Commitments and contingent liabilities (Note 6) | | |
| Member's Equity | | |
| Contributed capital | | 60,796 |
| Undistributed earnings | | 30,756 |
| Total member's equity | | 91,552 |
| Total liabilities and member's equity | $ | 146,207 |

See Notes to Statement of Financial Condition.

*(dollars in thousands)*

## 1. Organization and Nature of Business

Prudential Investment Management Services LLC ("PIMS" or the "Company") is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company's primary business is the distribution of mutual funds and variable annuity products to retail investors. The Company also sells various other investment products to institutional investors including limited partnerships and variable contracts, and distributes participant-directed group variable annuities and mutual funds to retirement plans.

The Company is a distributor of certain variable annuity products issued by Prudential companies and the exclusive distributor of the domestic Jennison Dryden and Strategic Partners fund families mutual fund shares ("Domestic Funds"), which have adopted Plans of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940. The Company has an agreement with its direct parent, PIFM Holdco, Inc, ("PHI") to sell a portion of its expected future monthly cash receipts, from 12b-1 and distribution fees and CDSC revenue, in exchange for cash. Sales under this agreement are without recourse.

The Company also has entered into selling agreements with unaffiliated mutual fund families whereby the Company receives distribution and service fees and commissions for sales of mutual fund products to defined contribution retirement plans ("DC Plans").

On May 1, 2005, the Company effected a merger with an affiliated broker-dealer, Prudential Retirement Brokerage Services, Inc. ("PRBS"), whereby the activities of the two broker-dealers were consolidated, with the Company being the surviving broker-dealer carrying on the combined business. The merger of PIMS and PRBS was accounted for in accordance with SFAS 141, "Business Combinations", whereby mergers of entities under common control are accounted for as a pooling of interest. Accordingly, PIMS has recorded the assets and liabilities transferred from PRBS and the accompanying financial statements report results of operations of both PIMS and PRBS as though the transfer of net assets had occurred as of the beginning of the year. The combination resulted in an increase of $2,093 to opening Member's Equity.

As a result of the merger, the Company is now engaged in limited retail selling activities for the first time, through the offering of investment alternatives sponsored by third parties and affiliates for rollover distributions from benefit plans of clients of PFI. The Company also offers general brokerage services to the public. Investment alternatives offered to customers include, but are not limited to: stocks, bonds, mutual funds and options. With respect to the custody and clearing of these customer transactions, the Company introduces these trades to National Financial Services LCC, who clears them on a fully disclosed basis.

*(dollars in thousands)*

As more fully described in Note 4, the Company has various agreements with Prudential companies relating to services of officers and the use of telecommunications, office space, systems, and equipment. The accompanying financial statements may not be indicative of the financial condition or the results of operations if the Company had been operated as an unaffiliated entity.

## 2. Summary of Significant Accounting Policies

The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The Company's cash and cash equivalents consists of $36,282 on deposit in corporate accounts at commercial banks, $1,085 invested in an affiliated company's money market sweep account, and shares of a money market mutual fund sponsored by a Prudential company. Cash of $6,472 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. Money market mutual funds are stated at cost, which approximates market value.

## 3. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2005, consist of the following:

| | Receivable | Payable |
|---|---|---|
| Payable/receivable to/from clearing organization | $ 2,430 | $ 920 |
| Miscellaneous receivables and omnibus payable | 54 | 27 |
| Unaffiliated service and finders fees payable | - | 13,622 |
| Affiliated service and finders fees payable | - | 5,865 |
| | $ 2,484 | $ 20,434 |

## 4. Related Party Transactions

As of December 31, 2005, $11,174 of the distribution fees, service fees and commissions receivable are amounts due from the Domestic Funds and the offshore Prumerica mutual funds. $5,865 of the payable to broker-dealers and clearing organizations represents amounts due to Prudential companies in connection with the distribution of Domestic Funds shares. $12,751 of the management and administrative fee payable represents amounts due to a Prudential company. $3,905, of the accounts payable, accrued expenses and other liabilities are amounts payable to Prudential companies.

*(dollars in thousands)*

Cash and cash equivalents of $69,427 includes $32,059 which represents 32,059 shares of a Prudential money market mutual fund for which the Company is the exclusive distributor and $1,085 invested in an affiliated company's money market sweep account. The Company earned investment income of $1,780 from this fund in 2005.

The Company is the clearing broker for Wachovia's fund source mutual fund wrap fee program, a program affiliated with Wachovia Securities, LLC, as well as for the Prudential retirement plan platform DC Plans' mutual fund trades.

## 5. Subordinated Borrowings

The Company has two revolving subordinated loan agreements with Prudential Funding Corporation, LLC ("PFC"), a Prudential company, for $40,000 and $60,000. These agreements expire in 2008 and 2014, respectively. Borrowings under these agreements are subordinated to the claims of general creditors and have been approved by the NASD for inclusion in computing net capital pursuant to the SEC's net capital rule. Repayment may be made only if, after giving effect to such repayment, the Company meets the SEC's capital requirements governing the withdrawal of subordinated liabilities. During the year, and at December 31, 2005, there were no loans outstanding under these agreements.

## 6. Commitments and Contingent Liabilities

The Company is subject to legal actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation matters should not have any material adverse effect on the Company's statement of financial condition.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on experience, the Company believes the risk of loss is remote.

## 7. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934. In connection with the Company's entering into the mutual funds clearing business in 2004, the Company applied for and received approval from the SEC to change to the alternative method of computing net capital, permitted by the rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2005, the Company had net capital of $25,360 which was $25,110 in excess of its required net capital.

*(dollars in thousands)*

The Company is subject to Rule 15c3-3 of the Securities and Exchange Commission. At December 31, 2005 the Company computed the reserve requirement for customers and was required to segregate $1,938 in the special reserve bank account for the exclusive benefit of customers. At December 31, 2005 the amount held on deposit in the special reserve bank account was $6,472.

## 8. Income Taxes

In accordance with federal and applicable state tax law, the Company is treated as a branch of its single member owner, PHI. PHI is included in the consolidated federal income tax return of Prudential. PHI also files separate state income tax returns and is included in certain consolidated state income tax returns.

Pursuant to the tax allocation agreement, federal and state and local income tax expense or benefit is determined on a separate company basis. Members with losses record current tax benefits to the extent such losses are recognized in the consolidated federal and state and local tax provisions. Deferred taxes are generally recognized when assets and liabilities have different basis for financial statement and tax reporting purposes.

Deferred tax liabilities at December 31, 2005 resulted from Distributor Commissions of $14,736.

The Internal Revenue Service (the "Service") has completed all examinations of the consolidated federal income tax returns through 2001. The close of the 1997-2001 audit resulted in the approval of a refund claim submitted by Prudential on behalf of the Company in the amount of $38,290. The Service is processing the claim and management expects to receive a full refund during 2006. In addition, the Service has begun its examination of 2002 and 2003. Management believes the close of the audit will not result in any material financial adjustment for the Company.